UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2006**

Commission file number 0-17122

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

   The First Financial Holdings, Inc. Sharing Thrift Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

   First Financial Holdings, Inc.
   34 Broad Street
   Charleston, SC 29401

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

CONTENTS OF REPORTS, FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULE AND EXHIBITS
DECEMBER 31, 2006 AND 2005

<u>**CONTENTS**</u>

*Other Supplemental Schedules required by Section 2520-103-10 of
    the Department of Labor's Rules and Regulations for Employee
    Retirement Income Security Act of 1974 have been omitted
    because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees
First Financial Holdings, Inc. Sharing Thrift Plan
Charleston, South Carolina

We have audited the accompanying statements of net assets available for benefits of First Financial Holdings, Inc. Sharing Thrift Plan as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Financial Holdings, Inc. Sharing Thrift Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Elliott Davis LLC
Columbia, South Carolina
June 21, 2007

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Net Assets Available for Benefits

	December 31,	
	2006	**2005**
ASSETS		
Investments, at fair value:		
Mutual funds	$ 39,089,675	$ 32,920,539
Cash on deposit	1,939,584	1,100,470
Investments in sponsor Company:		
Common stock	36,066,365	27,901,653
Certificates of deposit	8,186,618	7,484,430
Money market and other deposits	291,352	88,603
Participant loans	1,006,984	968,760
Total investments	86,580,578	70,464,455
Receivables:		
Employer contributions	1,900,502	1,672,638
Total assets	88,481,080	72,137,093
LIABILITIES		
Administration and accounting fees	63,631	57,106
Total liabilities	63,631	57,106
NET ASSETS AVAILABLE FOR BENEFITS	**$ 88,417,449**	**$ 72,079,987**

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

| | Year Ended December 31, | |
	2006	2005
Additions to net assets attributable to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ 9,558,014	$ (61,252)
Interest and dividends	3,653,262	2,471,782
Total investment income	13,211,276	2,410,530
Contributions:		
Participants	3,037,237	2,797,890
Employer match	1,497,388	1,361,052
Employer profit sharing	1,519,423	1,310,763
Transfers in from other plans	194,301	85,751
Total contributions	6,248,349	5,555,456
Total additions	19,459,625	7,965,986
Deductions from net assets attributable to:		
Benefits and withdrawals paid to participants	2,897,037	3,243,114
Administrative and accounting fees	225,126	187,533
Total deductions	3,122,163	3,430,647
Net increase	**16,337,462**	**4,535,339**
Net assets available for benefits:		
Beginning of year	72,079,987	67,544,648
End of year	**$ 88,417,449**	**$ 72,079,987**

See accompanying notes to financial statements

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

1. **Description of Plan**

    The following description of First Financial Holdings, Inc. (Company) Sharing Thrift Plan (Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. The Company is the holding company for First Federal Savings and Loan Association of Charleston, South Carolina (First Federal), First Southeast Investor Services, Inc. (FSIS), First Southeast Insurance Services, Inc. and the Kimbrell Insurance Group, Inc. (Insurance Companies) and various subsidiaries of these entities.

    The Plan is administered by a Committee of Trustees (Plan Trustees) appointed by the Company's Board of Directors. The Committee contracts with outside service organizations for substantially all participant account record-keeping, administrative, trust, legal and custodial services.

    A. **General**

        The Plan is a defined contribution plan which covers substantially all hourly and salaried employees of the Company. Ineligible employees include those whose employment are governed by collective bargaining agreements and leased employees, with certain exceptions.

        Employees may elect to make tax-deferred contributions beginning with the first payroll period of the calendar quarter following one full month of service. Employees making tax-deferred contributions participate in quarterly Company matching contributions.

        Employees, 21 years of age and older, who have completed a year of service in which they worked at least 1,000 hours are eligible to receive annual non-elective profit sharing contributions beginning the following calendar quarter, if employed at the end of such quarter. Effective January 1, 2007, new employees will automatically be enrolled in the plan with a 3% withholding unless a Salary Deferral Election form is filed.

1. **Description of Plan** (continued)

B. **Contributions**

The Plan permitted eligible participants to contribute up to a maximum annual amount of $15,000 and $14,000 for 2006 and 2005, respectively. Effective January 1, 2007 eligible participants may contribute up to a maximum of $15,500 ($20,500 if the new participant will attain the age of 50 during the plan year). Participants age 50 and older are permitted to make catch-up contributions of $5,000 for 2006 and $4,000 for 2005. Compensation for purposes of employee and employer contributions is defined as base pay plus commissions, limited to $100,000 ($95,000 for 2005) for loan originators and investment consultants and $220,000 ($210,000 for 2005) for all other employees. Maximum annual participant contributions are determined and adjusted annually by the Internal Revenue Service.

Prior to 2003 the Company generally matched quarterly, at the Contribution Percentages shown below, the participant's tax-deferred contributions up to 5% of the participant's defined base compensation. During 2004 the Company made quarterly matching contributions equal to a Safe Harbor Contribution of 100% of the first 3% and 50% of the next 2% of the participant deferrals, plus an additional Matching Contribution equal to the participant's deferral (limited to 5% of compensation) multiplied times the applicable quarterly Contribution Percentage (see schedule below) to the extent such Additional Matching Contribution exceeded the Safe Harbor Contribution.

Return on Equity	Contribution Percentages
Less than 4%	0%
4% to less than 8%	25%
8% to less than 12%	50%
12% to less than 16%	75%
16% or more	100%

Separate rates of return on equity are determined for two groups 1) the First Financial Group, consisting of First Financial Holdings, Inc., FSIS and the Insurance Companies, and 2) First Federal.

The Plan was further amended, effective January 1, 2005, to provide for discretionary Non-Elective profit sharing contributions on an annual rather than quarterly basis. Employees will be entitled to such contributions if they are of an eligible class, are employed on the last day of the year and have completed 1,000 hours of service

1. **Description of Plan** (continued)

   B. **Contributions** (continued)

   during the Plan year. Employment terminated during the year due to normal retirement, death or disability shall not result in loss of the Non-Elective Company contribution. During 2006 Non-Elective contributions were 4.15% of compensation for the year and during 2005 Non-Elective contributions were 3.9% of compensation.

   C. **Participant Accounts**

   Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   D. **Vesting**

   All participant contributions and Company-matching contributions are immediately vested. The participants vest in Non-Elective profit sharing contributions at 10% per year for the first four years and at 20% per year thereafter, until fully vested at seven years, or upon the earlier of their death, disability or retirement at age 65 or older.

   Effective January 1, 2007 the participants vest in Non-Elective profit sharing contributions at 10% per year for the first two years and at 20% per year thereafter, until fully vested at six years.

   E. **Investment Options**

   Participants may direct how their tax deferred contributions, rollover funds and employer Non-Elective profit sharing contributions will be invested within various investment options selected by the Plan Trustees. All participant directed funds, except investments in common stock of the sponsor Company may be redirected daily.

   The Company's matching contributions are invested in common stock of the Company and cash (5% or less). Effective January 1, 2007 the Company's matching contributions will be allocated based on each participant's investment directions. Additionally, a participant's initial direction of tax-deferred, Non-Elective and prior profit sharing contributions as investments in common stock of the Company can not be liquidated or redirected, except under a one time election by the participant after attaining age 50 and ten years of qualified service. As of September 22, 2005, the Plan was amended to allow participants to make this one time election prior to attaining ten years of qualified service. Effective January 1, 2007 funds may be transferred from the Company's stock fund to other investment options available under the plan at any time, subject to certain "blackout periods" regarding fund valuation.

Certificates of deposit of First Federal are the primary investments of a unitized Stable Value Fund option.

1. **Description of Plan** (continued)

   F. **Loans Receivable from Participants**

   Participants may borrow from their Plan assets after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 or (2) one-half of the participant's vested account balance. Additionally, loans from funds invested in the Company's common stock are not permitted. Loans are payable in full upon default or termination of employment. Outstanding loans at December 31, 2006 carry interest rates ranging from 7.00% to 11.5%.

   G. **Benefits and Withdrawals**

   On termination of service due to death, disability or retirement, a participant will receive the value of the participant's vested interest in his or her account.

   A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements and receiving approval of the Plan's Trustees. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

   As of December 31, 2006, $2,384 had been requested for withdrawal by participants but had not yet been disbursed.

   As of June 23, 2005, the Plan was amended to allow the Administrator, at its sole discretion, to distribute a Participant's Vested Aggregate Account balance without the consent of the Participant. Such distribution may be made in a lump sum at any time after a Participant terminates employment, subject to certain provisions of the Plan.

2. **Summary of Accounting Policies**

   A. **Basis of Accounting**

   The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   B. **Investment Valuation and Income Recognition**

   The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The First Financial Holdings, Inc. common stock in the Stock Fund is valued at the closing market price on the last business day of the year. Loans receivable from participants are valued at cost which approximates fair value.

2. **Summary of Accounting Policies** (continued)

   B. **Investment Valuation and Income Recognition** (continued)

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

   C. **Payment of Benefits and Withdrawals**

   Benefits and withdrawals are recorded when paid. Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

   D. **Recently Issued Accounting Pronouncements**

   In December 2005, the FASB issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which affects defined contribution pension plans and health and welfare plans that hold fully benefit-responsive investment contracts. The financial statement presentation and disclosure guidance in paragraphs 8–11 of the FSP is effective for financial statements for plan years ending after December 15, 2006. The revised definition of fully benefit–responsive in paragraph 7 of the FSP shall be effective for all investment contracts as of the last day of the annual period ending after December 15, 2006. Earlier application is permitted for fiscal years in which annual financial statements have not been issued. If comparative financial statements are presented, the guidance in that FSP shall be applied retroactively to all prior periods presented. If an investment contract is considered fully benefit-responsive under the revised definition as of the last day of the annual period ending after December 15, 2006, that contract shall be considered fully benefit-responsive for all periods presented, provided that contract would have been considered fully benefit-responsive in accordance with the then existing provisions of this SOP. The issuance of this FSP did not have a material impact on the Plan's net assets or changes in net assets.

3. Investments

Plan assets are held in a trust established pursuant to an agreement between the Company, Plan Trustees and MG Trust Co, LLC. The Plan Trustees and MG Trust Co, LLC direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants' permitted investment elections and certain other specified limitations.

The investment trustee maintains a unitized First Financial Holdings, Inc. Stock Fund and a unitized Stable Value Fund, for the exclusive use of the Plan, to account for the Plan's interest in the First Financial Holdings, Inc. common stock and First Federal certificates of deposit, respectively. The common stock and deposits of the Company are presented as the investments within these financial statements, due to the nature of these unitized funds. The investment trustee acquires and sells the common stock through a broker-dealer and initiates the certificates of deposit transactions directly with First Federal.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005:

| | December 31, | |
	2006	2005
Mutual Funds:		
Oakmark Equity & Income Fund	$ 8,724,018	$ 7,703,173
Fidelity Value Fund	9,448,176	8,697,059
Total	18,172,194	16,400,232
Investments in sponsor Company instruments:		
Common stock	36,066,365	27,901,653
Certificates of deposit	8,186,618	7,484,430
Total	44,252,983	35,386,083
Total investments in excess of 5% of net assets	$ 62,425,177	$ 51,786,315

Certificates of deposit at December 31, 2006 consisted of amounts on deposit with the sponsor with interest rates ranging from 3.33% to 5.25%, with original maturities of twelve months to five years, and remaining maturities of two months to one year and four months. First Federal does not charge penalties or discounts to certificates of deposit which are redeemed by the Plan prior to the maturity dates.

3. Investments (continued):

The Plan's investments appreciated (depreciated) in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments	
	2006	2005
Mutual funds:		
Calamos Growth & Income Fund A	$ (126,028)	$ 144,187
Dodge & Cox Stock Fund	254,554	91,436
Fidelity Value Fund	562,142	587,687
Fidelity Freedom Income	2,763	1,224
Fidelity Freedom 2010	32,872	21,151
Fidelity Freedom 2020	68,895	62,843
Fidelity Freedom 2030	92,953	87,030
Fidelity Freedom 2040	3,914	5,963
Spartan U.S. Equity Index Adv	296,324	-
Spartan U.S. Equity Index Fund	141,489	97,501
American Funds Growth Fund of America	96,763	71,949
Oakmark Equity & Income Fund	283,419	438,357
Oakmark International Fund	112,809	38,773
Royce Low Priced Stock Fund	-	2,582
Lord Abbett Small Cap Value Fund	255	(21,604)
The Growth Fund of America	-	69,167
Vanguard Intermediate Bond Fund	(14,881)	(41,820)
Total mutual funds	1,808,243	1,656,426
First Financial Holdings, Inc. common stock	7,749,771	(1,717,678)
Net appreciation (depreciation) of investment	$ 9,558,014	$ (61,252)

Net appreciation (depreciation) amounts represent the total of net realized gains or losses from investment transactions and the net unrealized appreciation (depreciation) in the fair value of investments. The method used in calculating realized gains and losses is based on average net cost. Interest and dividends are excluded from the above amounts.

Interest and dividends include dividends from investments in Company stock, in the amounts of $877,018 and $838,508 for 2006 and 2005, respectively.

4. Nonparticipant-Directed Investments

Significant components of net assets and the changes in net assets relating to the nonparticipant-directed investments are as follows:

	December 31,	
	2006	2005
Net Assets:		
Investments:		
Common stock	$ 36,066,365	$ 27,901,653
Cash	1,434,483	612,138
Contributions receivable	229,811	478,089
	$ 37,730,659	$ 28,991,880

	Year Ended December 31,	
	2006	2005
Changes in Net Assets:		
Contributions	$ 1,479,393	$ 2,004,451
Dividends	877,018	838,508
Net (depreciation) appreciation	7,749,771	(1,717,678)
Distributions and transfers	(1,273,349)	(2,298,726)
Expenses	(94,054)	(77,917)
	$ 8,738,779	$ (1,251,362)

The above nonparticipant-directed information includes all funds invested in the First Financial Holdings, Inc. unitized stock fund, which primarily invests in the Company's common stock. These funds include all Company matching contributions, which are required to be invested in Company common stock, as well as non-elective profit sharing and deferrals, which participants chose to invest in the common stock of the Company, and thereafter may not redirect the funds, except upon a one time election after attaining age 50.

Effective January 1, 2007 funds may be transferred from the Company's stock fund to other investment options available under the plan at any time, subject to certain "blackout periods" regarding fund valuation.

5. **Contributions**

Contributions receivable from the employer represent the following:

	December 31,	
	2006	2005
Match	$ 381,079	$ 361,875
Non-elective profit share	1,519,423	1,310,763
	$ 1,900,502	$ 1,672,638

6. **Administrative Fees and Forfeitures**

Administrative and accounting fees represent professional services rendered to the Plan by the third party administrator, auditors and legal counsel. Fees expensed by the Plan are net of forfeitures of $57,795 for 2006 and $76,100 for 2005.

7. **Reconciliation of Financial Statements to Form 5500**

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

	Year Ended December 31,	
	2006	2005
Benefits paid to participants per the financial statements	$ 2,897,037	$ 3,243,114
Add: Amounts allocated to withdrawing participants at year end	2,384	8,908
Benefits paid to participants per Form 5500	$ 2,899,421	$ 3,252,022

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid as of that date.

8. **Related Party Transactions**

The Plan Trustees select the investment options available to the participants. MG Trust Company, LLC (Investment Trustees) initiates transactions to purchase and sell common stock of the Company and purchase and redeem certificates of deposit for the Plan. Common stock transactions are at market value by registered investment brokers. Certificates of deposit are transacted directly with First Federal. Expenses incurred in connection with the administration of the Plan are paid by the Plan.

9. **Tax Status**

The Plan obtained a determination letter in 2002, in which the Internal Revenue Service stated that the Plan, as designed in 2001, was in accordance with the applicable sections of the Internal Revenue Code (IRC) and the Plan and related Trust were thus qualified and exempt from income taxes. The Plan was amended and restated effective January 1, 2003. A favorable determination of the qualified tax status of the plan, including amendments, was received from the IRS in November 2005. The Plan Trustees, advisor and tax counsel believe the Plan and Trust continue to be designed in accordance with the IRC and are being operated in accordance with their provisions, and thus continue to be qualified and exempt from income taxes.

10. **Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their 401(k) and profit sharing accounts.

11. **Concentration of Risks**

At December 31, 2006, the Plan's assets included $36,066,365 in common stock of the Company. This represented approximately 41% of total Plan assets. Therefore, a significant portion of the fair value of Plan assets is subject to fluctuation in the price of the Company's common stock.

12. **Subsequent Events**

Effective for the Plan year beginning January 1, 2007, the Plan was amended to adopt certain provisions of the Final Regulations under Code Section 401(k) and 401 (m) ("Final 401(k) Regulations"). Certain provisions of these regulations relate to matching contributions and/or after tax employee contributions. In addition, the definition of hardship distributions under heavy financial needs was expanded.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

Identity or Issue, Borrower, Lessor, or Similar Party	Shares/Units/Interest	Current Value
Cash on deposit with:		
MG Trust Co, LLC (successor for Matrix Capital Bank Trust Services)	Interest-bearing deposits	$ 1,939,584
First Federal Savings and Loan Association (1)	Interest-bearing deposits	291,352
Total cash		$ 2,230,936
Mutual Funds:		
Calamos Growth & Income Fund A	68,016 Units	3,666,043
Dodge & Cox Stock Fund	19,951 Units	3,061,743
Fidelity Value Fund	117,223 Units	9,448,176
Fidelity Freedom Income	17,388 Units	200,656
Fidelity Freedom 2010	64,229 Units	939,031
Fidelity Freedom 2020	90,774 Units	1,409,727
Fidelity Freedom 2030	94,855 Units	1,520,518
Fidelity Freedom 2040	6,807 Units	64,529
Spartan U.S. Equity Index Fund	74,275 Units	3,727,143
American Funds Growth Fund of America	65,937 Units	2,166,693
Lord Abbett Small Cap value Fund	30,822 Units	914,783
Oakmark Equity & Income Fund	337,095 Units	8,724,018
Oakmark International Fund	65,244 Units	1,660,454
Vanguard Intermediate Bond Fund	154,747 Units	1,586,161
Total mutual funds		39,089,675
Certificates of deposit:		
First Federal Savings and Loan Association (1)	3.33% - 5.25%	8,186,618
Common stock:		
First Financial Holdings, Inc. (1)	908,257 shares	36,066,365
Participant's Loans:		
Notes receivable	7.00% - 11.5%	1,006,984
Total assets held for investment purposes		$ 86,580,578

(1) Parties-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Holdings, Inc.
Sharing Thrift Plan

Date: June 21, 2007   By: /s/ Susan Baham

Susan Baham
Member of the First Financial Holdings, Inc.
Sharing Thrift Plan Trustees

EXHIBIT 23.1
Consent of Registered Public Accounting Firm

The Trustees
First Financial Holdings, Inc. Sharing Thrift Plan

We consent to the incorporation by reference in the Registration Statement (No. 33-22837) on Form S-8 of First Financial Holdings, Inc., dated June 27, 1988, as amended, of our report dated June 21, 2007 on the First Financial Holdings, Inc. Sharing Thrift Plan financial statements for the years ended December 31, 2006 and 2005 included in the Annual Report (Form 11-K) for the years ended December 31, 2006 and 2005.

/s/Elliott Davis LLC
Columbia, South Carolina
June 21, 2007